

07054952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAY 1 8 2007
SECTION

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	[X]

南茂科技股份有限公司
(Name of Subject Company)

ChipMOS TECHNOLOGIES INC.
(Translation of Subject Company's Name into English (if applicable))

Republic of China
(Jurisdiction of Subject Company's Incorporation or Organization)

ChipMOS TECHNOLOGIES INC.
(Name of Person(s) Furnishing Form)

Common shares of ChipMOS TECHNOLOGIES INC., par value NT$10.00 per share
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
Tel: (212) 894-8600
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 18, 2007
(Date Tender Offer/Rights Offering Commenced)

HONGKONG:68385.1

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
(a)(1)	Notice of 2007 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES INC., including exhibits, disseminated on May 18, 2007 (English translation)
(a)(2)	Share Exchange Agreement, dated as of April 12, 2007, by ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.
(a)(3)	Fairness opinion, dated as of April 10, 2007, of Taiwan Securities Co., Ltd regarding the fairness of the consideration offered in the share exchange transaction between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English translation)

(b) Not applicable.

Item 2. Informational Legends

The exchange offer is made for the securities of ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and is subject to disclosure requirements of the Republic of China that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with auditing standards generally accepted in the Republic of China that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since ChipMOS TECHNOLOGIES (Bermuda) LTD. is located in Bermuda, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a Bermuda company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a Bermuda company and its affiliates to subject themselves to a United States court's judgment.

You should be aware that ChipMOS TECHNOLOGIES (Bermuda) LTD. may purchase the securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Item 1(a).

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB with the Securities and Exchange Commission (the "SEC"), the Company is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. The Company will promptly communicate any change in the name of address of its agent of service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ChipMOS TECHNOLOGIES INC.

By: 
Name: Shih-Jye Cheng
Title: Chairman and President

HONGKONG:68385.1

Notice for CHIPMOS TECHNOLOGIES INC.'s
2007 Regular Shareholders' Meeting
(English Translation)

To: Shareholders

15 May 2007

1. This company is scheduled to convene 2007 Regular Shareholders' Meeting at NO.1, R&D RD. 1, SCIENCE-BASED INDUSTRIAL PARK, HSINCHU, TAIWAN, R.O.C. (the Training Room at the 8th Floor) at 10:00 a.m. on 28 June 2007. The major content of the meeting are (1) Reporting Items: a. 2006 Business Operation; b. Supervisor's Examination of 2006 Final Accounts. (2) Recognition Items: a. 2006 Final Accounts. b. Distribution of Earnings in 2006. (3) Discussion and Election Items: a. Amendment of Articles of Incorporation; b. Amendment of Procedures for Acquisition or Disposal of Assets; c. Share Exchange Transaction between this Company and ChipMOS TECHNOLOGIES (Bermuda) LTD.; d. Re-election of Directors (the fifth term of office) and Election of Independent Directors; 3. Release of the restriction on engaging in the business competing with this company by newly-elected directors as stipulated under Article 209 of the ROC Company Act. (4) Temporary Emotion.

2. The Distribution of Earnings in 2006 has been proposed by the board meeting held on 12 April 2007 and its details are: (1) proposed cash stock dividend: NT$2 per share; (2) employee bonus in cash: NT$372,444,343; (3) compensation of directors and supervisors: NT$18,622,217. The record date for the distribution of earning will be determined by the board of directors authorized by the regular shareholders' meeting after the regular shareholders' meeting.

3. Attached please find a copy of Shareholders Attendance Notification Letter and Proxy for your use. If you decide to attend the meeting in person, please sign or affix the chop on Shareholders Attendance Notification Letter and deliver the same to the stock agency of this company prior to the shareholders' meeting. If you would like to mandate an agent to attend the meeting, please sign or affix your chop on the Proxy, fill in name, address of the agent, request the agent to sign or affix his/her chop on the Proxy, and deliver the same to the stock agency of this company: Grand Cathay Securities Corporation, Stock Agent Department (5th Fl., No.2, Sec. 1,

Chongcing S. Rd., Taipei City), at least five days prior to the shareholders' meeting. These are for the issuance of Attendance Certificates. If you do not receive the Attendance Certificates prior to the shareholders' meeting, please bring your Identification Card to the meeting place to apply for the re-issuance.

4. If there is any public solicitation of proxy for this regular shareholders' meeting, this company will upload it to the website of Securities & Futures Institution (http://free.sfi.org.tw) on 28 May 2007 pursuant to the applicable laws. For the search purpose, please take reference to the explanations on the website.

5. For this regular shareholders' meeting, this company will not provide souvenirs.

CHIPMOS TECHNOLOGIES INC.

Meeting Notice
Please open and read promptly

2007 **Notice For Attendance**

Please fill in this sheet if you decide to attend in person. Do not fill in the proxy on the back side.

To: ChipMOS TECHNOLOGIES INC.
Date:

This shareholder decides to attend the Regular Shareholder's Meeting held on June 28, 2007 (Thursday), please mail the Attendance Certificate to this shareholder.

Account No. of Shareholder	
Name of Shareholder	
Amount of Common Shares	

(Please sign or seal if this shareholder would attend the meeting in person)

※Please be advised that no souvenir will be provided in this 2007 Regular Shareholders' Meeting

If both the Attendance Notice and Proxy are signed/affixed by a shareholder, the shareholder will be deemed as attending in person. If the Proxy is submitted to the solicitor or the agent by the shareholder , it shall be deemed that the Shareholder will mandate the solicitor/ agent to attend the meeting.

ChipMOS TECHNOLOGIES INC. (34) Registration Form For Receipt Method of Cash Stock Dividend

Account Number		Name	
Original Registered Bank Account			
Amendment Registration	Receipt by remittance	Bank Code	Account Number (Please fill in the Branch Code, Account Code, Account Number, Examination Number from the left to the right in sequence. Any excessive blanks shall be left on the right.)
	Check	☐ Changed to mail the check	☐ changed to receive the check in person

Please affix the Chop originally registered with this company
The undersigned agree the cash stock dividend of every year shall be processed based on the left information.

※The description for filling in the registration From and Chop Card is indicated on the right.

ChipMOS TECHNOLOGIES INC. Chop Card ○

Account No.		Registered Permanent Residence		Telephone
Name				
Legal Representative				Commencing from this date, the following chop shall be used for the matters with this company
ID.		Contact Address		Chop registered with this Company
Birth Date				

ChipMOS TECHNOLOGIES INC. – The Registration Form for the Receipt Method of Cash Stock Dividend.

1. Those shareholders who decide to have their cash stock dividend be remitted into the following bank account shall choose one of said banks in which he/she has an account in the name of himself/herself.
2. This notice is not required to be returned if the shareholder does not have a bank account, the shareholder chooses to mail the check or his original registered account is accurate.
3. If the remittance is rejected due to the inaccurate information, or the shareholder decided to choose the remittance via the bank in this round but fails to return this Form, we will deliver a crossed and non-negotiable check based on the shareholder's contact address originally registered with this company.
4. This Form shall be filled in and affixed with the chop and delivered to Grand Cathay Securities Corporation prior to 22 June 2007
5. Grand Cathay Securities Corporation will mail other receipt notice to those shareholder whose cash stock dividend is below NT$50 (inclusive) and those shareholder are required to receive the cash stock dividend in person.
6. The Register Form is not required to be returned if the information therein is accurate and unchanged.

The bank code and account digits are as follows:	
004 Bank of Taiwan (12 digits) 005 Land Bank of Taiwan (12 digits) 006 Taiwan Cooperative Bank (13 digits) 007 First Commercial Bank (11 digits) 008 Hua Nan Commercial Bank (12 digits) 009 Chang Hwa Commercial Bank (14 digits) 010 Bank Of Overseas Chinese (14 digits) 012 Taipei Fubon Commercial Bank Co., Ltd. (12 digits)	013 Cathay United Bank (11 digits) 016 Bank of Kaohsiung (12 digits) 017 Mega International Commercial Bank Co., Ltd. (11 digits) 103 Taiwan Shin Kong Commercial Bank Co., Ltd. (13 digits) 700 Remittances & Savings Department of Taiwan Post Co., Ltd. (14 digits) 807 Bank Sino Pac Company Limited (13 digits) 812 Taishin International Bank (14 digits) 822 Chinatrust Commercial Bank (13 digits)

Note to fill in the Chop Card

Dear Shareholder:

1. For the purpose of protecting your rights, please verify the printed data of "the Chop Card", affix the chop on the column of " Chop Registered with this Company"(the minority shall have his parents affix their chops, provided however, one of the parents' chop is acceptable if the parents sign a consent letter which explicitly authorize the other represents them as a whole), provide one copy of both sides of your ID Card (the minority who have not applied for ID Card is allowed to provide his household certificate instead of copies of his legal representative ID), and then send the same to us.
2. If the content of the Chop Card printed via computer is inaccurate or your address therein is changed, please correct in the erroneous place and affix your chop. In addition, please fill in your ID number and birth date so as to change the saved data.

Summary of Regulations for the Use of Proxies

1. The shareholder who attends the shareholders' meeting in person cannot mandate other agents to attend the meeting for a portion of his/her shares. If both the Attendance Notice and Proxy are signed/affixed, the shareholder will be deemed as attending in person. If the Proxy is submitted to the solicitor or the agent by the shareholder, it shall be deemed that the shareholder will mandate the solicitor/ agent to attend the meeting.
2. The principal, the solicitor or the agent shall use the proxy in accordance with Regulations Governing the Use of Proxies for Attending Shareholder Meetings of Public Companies and Article 177 of ROC Company Act.
3. Before the shareholder agrees to accept the solicitation of proxy, the shareholder should request the solicitor to provide the written solicitation documents and advertisement materials or take reference to the said materials collected by the company in order to duly understand the background of the solicitor and its supported candidate and the opinion of the solicitor to each agenda of the shareholders' meeting.
4. The shareholder who mandates an agent to attend the meeting shall use the proxy provided by this company. Each shareholder should only offer one proxy and mandate one person.
5. Please fill in the account number, the name, the ID number and the address of the agent in detail.
6. The sum of shares that the solicitor (except for the trust enterprise and the stock agent) acts for cannot exceed three percent (3%) of the total shares of this company. Agents who do not solicit for proxy shall not act for more than 30 persons. If the agent act for more than 3 shareholders, the total shares he/she acts for shall not exceed four times of his/her held shares in the company, nor exceed three percent (3%) of the total issued shares of this company.
7. The principal should fill the name of the solicitor or the agent in the proxy in person. If the trust enterprise or the stock agency acts as the solicitor or the agent, the name of them could be filled in by affixing the shop.
8. For the purpose of verification, the shareholder, the solicitor and/or the agent should carry the identification documents when attending the shareholder's meeting.
9. Votes cast by proxy shall be excluded if the solicitor and/or the agent violate the Regulations for the Use of Proxies.
10. The proxies should be delivered to the stock agent of this company, Grand

Cathay Securities Corporation (address: 5/F, No. 2, Chongqing South Road, Section 1, Taipei 100, Taiwan, R.O.C.) at least 5 days prior to the shareholders' meeting.

11. For a corporation to designate a representative to attend the meeting, please bring the designation letter affixed with the chop originally registered with this company.
12. Article 177 of ROC Company Act provides that " After the service of a proxy to the company, in case the shareholder issuing the said proxy intends to attend the shareholders' meeting in person, a proxy rescission notice shall be delivered to the company at least one day prior to the shareholders' meeting so as to rescind the proxy at issue, otherwise, the voting exercised by the authorized agent at the meeting shall prevail. "

From:__________________________________

To: 11973 Box of Taipei Post Office, Taiwan R.O.C.

374	The Sock Agent of ChipMOS TECHNOLOGIES INC. Stock Agent Department of Grand Cathay Securities Corporation

374 Proxy

Principal (Shareholder)				No.
Account No.		Amount of shares		Sign or Affix the Chop
Name				
Solicitor				Sign or Affix the Chop
Account No.				
Name				
Agent				Sign or Affix the Chop

Form 1

1. I hereby mandate ________ (please fill in by the principal in person and cannot substitute it by affixing the chop) to act as my agent to attend the regular shareholders' meeting held on June 28, 2007 of this company, who can exercise all the rights as of the shareholders for the meeting agenda and has the full discretion for the temporary emotions.
2. Please deliver the certificate of attendance (or the card for the register of attendance) to the agent. If the scheduled date of the regular shareholders meeting

Form 2

1. I hereby mandate (please fill in by the principal in person and cannot substitute it by affixing the chop affixed) to act as my agent to attend the regular shareholders' meeting held on June 28, 2007 of this company and present my opinions and execute the right of shareholders to the following items:

(1) 2006 Final Accounts.
☐1.approve.☐2.object ☐3.waive.

(2) Distribution of Earnings in 2006.
☐1.approve.☐2.object ☐3.waive.

(3) Amendment of Articles of Incorporation.
☐1.approve.☐2.object ☐3.waive.

(4) Amendment of Procedures for Acquisition or Disposal of Assets.
☐1.approve.☐2.object ☐3.waive.

(5) Share Exchange Transaction between this

is changed, this proxy remains valid. (though it is limited to be used in the regular shareholders' meeting of 2007)	company and ChipMOS TECHNOLOGIES (Bermuda) LTD. ☐1.approve.☐2.object ☐3.waive. (6) Re-election of Directors (the fifth term of office) and Election of Independent Directors. ☐1.approve.☐2.object ☐3.waive.	Account No.		
It is hereby submitted to ChipMOS TECHNOLOGIES INC. [ ][ ], 2007	(7) Release of the restriction on engaging in the business competing with this company by newly-elected directors as stipulated under Article 209 of the ROC Company Act. ☐1.approve.☐2.object ☐3.waive. (8) Temporary Emotion ☐1.approve.☐2.object ☐3.waive.	Name		
	2.If I did not present my opinion to the above items, it would be deemed as my expression of acknowledgement or approval. 3.The agent can exercise full right of the shareholder.	ID No. or Corporate Registration No.		
	4. Please deliver the certificate of attendance (or the card for the register of attendance) to the agent. If the scheduled date of the regular shareholders is changed, this proxy remains valid. (though it is limited to be used in the regular shareholders' meeting of 2007) It is hereby submitted to ChipMOS TECHNOLOGIES INC. [ ][ ], 2007	Address		

Please use Form 1 or Form 2. If Form 1 and Form 2 were both used, it would be deemed that the agent has full discretion.

(English Translation)

Dear Shareholders,

May 15, 2007

For the best interest of all shareholders and to increase the liquidity of the shares of this company held by each shareholder, this company and ChipMOS TECHNOLOGIES (Bermuda) LTD. ("ChipMOS Bermuda"), a company with its shares traded over NASDAQ Stock Market ("NASDAQ"), intend to conduct a share exchange transaction (note 1) in accordance with the ROC Corporate Merger and Acquisition Act ("Transaction"), whereas all shareholders of this company (except for ChipMOS Bermuda) would transfer all of their held shares to ChipMOS Bermuda as a consideration to exchange for the new shares issued by ChipMOS Bermuda ("New Shares"). As a result, this company will become a wholly-owned subsidiary of ChipMOS Bermuda, and the shareholders of this company will become shareholders of ChipMOS Bermuda. This Transaction has been approved by the board meeting held on April 12, 2007 and will be discussed and resolved at the Regular Shareholders' Meeting to be held on June 28, 2007. In order to let each shareholder of this company understand this Transaction, set forth below is the summary of this Transaction and each shareholder's relevant rights:

I. Share Exchange Ratio and Share Exchange Record Date

(1) Each eight point four (8.4) common shares of this company shall be exchangeable for one (1) common share of ChipMOS Bermuda.
(2) Any shares of this company which cannot be exchangeable for one common share of ChipMOS Bermuda ("Fractional Shares") after the completion of the Share Exchange will be purchased by ChipMOS Bermuda at NT$24.76 per share, and the payment shall be rounded up to the nearest whole number in New Taiwan Dollar.
(3) After this Transaction is passed by the Regular Shareholders' Meeting and approved by the competent authorities, the shareholders who do not exercise the appraisal right in accordance with applicable laws (Please refer to Paragraph 3 below), on the Share Exchange Record Date, shall bring along with their held shares in this company to Grand Cathay Securities Corporation ("Grand Cathay") mandated by ChipMOS Bermuda to exchange for the Certificates for Acquisition of New Shares and/or the purchase consideration of any Fractional Shares. ChipMOS Bermuda's New Shares issued as a result of this Transaction would have

no physical share certificates. If any shareholder of this company would

like to receive physical share certificates, he/she could bring said Certificates of Acquisition of New Shares to ask ChipMOS Bermuda to issue physical share certificates. As to the procedures and time to receive Certificates for Acquisition of New Shares, purchase consideration for Fractional Shares and/or physical share certificates of New Shares, this company will inform each shareholder after the Regular Shareholders' Meeting held in 2007.

(4) The scheduled Share Exchange Record Date will be on December 1, 2007, unless otherwise changed by the agreement between this company and ChipMOS Bermuda, which will be announced by this company separately.

II. The Restrictions and Expenses After the Share Exchange

Please note that the New Shares to be issued to each shareholder (except for any dissenting shareholders) pursuant to this share exchange are issued pursuant to United States Securities Act of 1933, as amended (the "Securities Act"), and have not been and will not be registered under the Securities Act. As a result, such shares of ChipMOS Bermuda are, subject to various restrictions on resale. Except in accordance with an exemption from the registration requirements of the Securities Act, the shareholder may not offer or sell the New Shares held by it over the NASDAQ, within the United States or to any U.S. person (as defined in Regulation S of the Securities Act). The shareholders who intend to sell the New Shares received in the share exchange shall consult with their respective qualified lawyer and bear all tax, stock agent expense or other fees in connection therewith. Please refer to the Exhibit I for the related information. If necessary, the shareholder(s) shall also open a securities trading account for the trading of foreign securities.

III. Dissenting Shareholders' Appraisal Rights

(1) Any shareholder who objects against this Transaction may request this company to buy back its held shares in this company at the then prevailing fair price in accordance with the ROC Corporate Merger and Acquisition Act. However, the shareholders exercising such rights, in addition to bearing the incurred securities transaction tax, should exercise the rights in the following

manner and would not be entitled to receive the New Shares. Furthermore. this company is obligated to buy back the shares only if this Transaction has been approved by 2007 Regular Shareholders' Meeting and the competent authorities.

(2) Dissenting shareholders shall exercise its appraisal rights in the following manner:

1. raise his/her objection in oral at the shareholders' meeting and such objection has been recorded; or

2. serve a notice in writing to the company expressing his intention to object to this Transaction prior to or at the shareholders' meeting.

For dissenting shareholders' convenience to exercise the forgoing appraisal right, each dissenting shareholder may affix his/her chop registered with this company on the Dissenting Declaration & Request for Buy-Back (Exhibit 2) and send the same by registered mail to this company (Mail Address: NO.1, R&D RD. 1, SCIENCE-BASED INDUSTRIAL PARK, HSINCHU, TAIWAN, R.O.C. "CHIPMOS TECHNOLOGIES INC." Attention: Tracy Chen) by the end of the shareholders' meeting (which shall be governed by the time arriving this company), so as to complete the statutorily required procedures.

The related matters for the transfer of shares held by dissenting shareholders would be separately informed to each shareholder after this Transaction is passed by the shareholders' meeting and approved by the competent authorities.

Should any shareholder have any question, please contact the share service agency of this company, Grand Cathay Securities Corporation, whose contact information is as follows:

Grand Cathay Securities Corporation
Address: 5th Fl., No.2, Sec. 1, Chongcing S. Rd., Taipei City
Telephone:02-2389-2999

CHIPMOS TECHNOLOGIES INC.
Chairman: S. J. Cheng
Contact Person: Tracy Chen
Address: NO.1, R&D RD. 1, SCIENCE-BASED INDUSTRIAL PARK, HSINCHU, TAIWAN, R.O.C.
Telephone:03-577-0055#6257
Fax:03-566-8975

Exhibit 1: Restrictions on Transfer of Shares
Exhibit 2: Dissenting Declaration & Request for Buy-Back

Note 1:
The exchange offer is made for the securities of ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and is subject to disclosure requirements of the Republic of China that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since ChipMOS TECHNOLOGIES (Bermuda) LTD. is located in Bermuda, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a Bermuda company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a Bermuda company and its affiliates to subject themselves to a United States court's judgment.

You should be aware that ChipMOS TECHNOLOGIES (Bermuda) LTD. may purchase the securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Exhibit 1

Please note that the shares of ChipMOS Bermuda to be issued pursuant to this share exchange transaction will be issued pursuant to an exemption from the registration requirements under the United States Securities Act of 1933, as amended (the "Securities Act"), and have not been and will not be registered under the Securities Act. As a result, such shares of ChipMOS Bermuda are subject to various restrictions on resale. For the convenience of the ChipMOS Taiwan shareholders, set forth below is a summary of such restrictions. The following is only a summary and should not be considered legal advice and each person who intends to sell the ChipMOS Bermuda shares received in this share exchange transaction should consult its own qualified counsel to fully understand whether such restrictions are applicable to it and the nature of such restrictions.

In general, the ChipMOS Bermuda shares received by ChipMOS Taiwan shareholders will be "restricted securities" under Rule 144 of the Securities Act ("Rule 144") and thus may not be offered or sold within the United States or to any U.S. person, except in accordance with an exemption from the registration requirements of the Securities Act, if available. Therefore, ChipMOS Taiwan shareholder who receives the shares of ChipMOS Bermuda would in general be restricted from reselling the restricted securities held by him over the Nasdaq Stock Market without registration unless such resale meets all the conditions under Rule 144.

In general, under Rule 144 as currently in effect, (i) the ChipMOS Bermuda shares received in this share exchange transaction could be sold over the Nasdaq Stock Market after one year, subject to manner-of-sale provisions, notice requirements, the availability of current public information about ChipMOS Bermuda and volume limitations of Rule 144 and (ii) the ChipMOS Bermuda shares received in this share exchange transaction could be freely sold over the Nasdaq Stock Market after two years by shareholders who are not deemed to have been ChipMOS Bermuda's affiliate at any time during the three months preceding the sale, without complying with manner-of-sale provisions, notice requirements, the availability of current public information about ChipMOS Bermuda and volume limitations of Rule 144.

Please note that ChipMOS Bermuda's transfer agent, Mellon Investor Services LLC, will only register any transfer of registered securities, and remove the restrictive legend on such restricted securities subsequent to such transfer, if prior to the resale it has received an opinion of ChipMOS Bermuda's U.S. counsel to the effect that such resale does not require registration under the Securities Act. In order for ChipMOS Bermuda's U.S. counsel to issue such no-registration opinion, you may be required to provide appropriate evidence and certifications that the ChipMOS Bermuda shares are not "restricted securities" or, if the ChipMOS Bermuda shares are restricted securities, that such resale meets all the conditions under Rule 144.

Failure to provide all necessary evidence and certifications requested by ChipMOS Bermuda's U.S. counsel will preclude such counsel from issuing the necessary opinion and without such opinion ChipMOS Bermuda's transfer agent will not remove the restricted legend on the ChipMOS Bermuda shares and you will not be able to sell the ChipMOS Bermuda shares received by you in this share exchange transaction. If prior to providing all necessary evidence and certifications you have already entered into a transaction to sell the ChipMOS Bermuda shares, any failure by you to provide all necessary evidence and certifications may result in a failure by you to deliver the ChipMOS Bermuda shares at closing of such transaction and thus result in a need by you to borrow ChipMOS Bermuda shares and incur stock borrowing costs.

In addition, ChipMOS Bermuda, subject to compliance with all applicable laws and provision of all necessary evidence and certifications, agrees to set up a program, commencing after the closing of this share exchange transaction and until the third anniversary of the closing, that will, on a quarterly basis, assist ChipMOS Taiwan shareholders who apply with ChipMOS Bermuda within the specific time period notified or designated by ChipMOS Bermuda and prove that the ChipMOS Bermuda shares received in this share exchange transaction are not "restricted securities" or meet all required conditions under Rule 144 and certain other eligibility requirements to sell their ChipMOS Bermuda shares over the Nasdaq Stock Market (the "Sale Program") and bear the fees and expenses of ChipMOS Bermuda's U.S. counsel associated with the sales under the Sale Program. The ChipMOS Bermuda shares to be sold each time under the Sale Program by various shareholders will be aggregated for purposes of Rule 144 and subject to the volume limitations under Rule 144. Please note that ChipMOS Bermuda does not recommend or promote the sale of ChipMOS Bermuda shares.

ChipMOS Taiwan shareholders who participate in the Sale Program will not be required to bear ChipMOS Bermuda's costs, including the fess and expenses of ChipMOS Bermuda's U.S. counsel associated with such sales. ChipMOS Taiwan shareholders who wish to sell their ChipMOS Bermuda shares received in this share exchange transaction in transactions outside of the Sale Program to be established by ChipMOS Bermuda will be required to bear all costs and expenses of ChipMOS Bermuda associated with any such sale, including the fees and expenses of ChipMOS Bermuda's U.S. counsel. In all circumstances ChipMOS Taiwan shareholders who wish to sell their ChipMOS Bermuda shares over the Nasdaq Stock Market or otherwise, will be required to bear all of their own taxes and related expenses in connection with such sales.

Exhibit 2

Dissenting Declaration & Request For Buy-Back
(English Translation)

To: ChipMOS TECHNOLOGIES INC.
Date:

The undersigned is a shareholders of ChipMOS TECHNOLOGIES INC. ("ChipMOS") and holds the shares with details as follows:

Account Number	
Name of Shareholder	
Category of Shares	Common Shares
Quantity of Held Shares	Shares
Number of Share Certificates	

As ChipMOS will discuss and resolve the share exchange transaction between ChipMOS and ChipMOS TECHNOLOGIES (Bermuda) LTD. at the 2007 Regular Shareholders' Meeting to be convened on 28 June 2007, the undersigned hereby expresses the objection, waive the voting right and request ChipMOS to buy back the above shares in accordance with the ROC Corporate Merger & Acquisition Act and other related regulations.

The undersigned further agrees that ChipMOS buy back the above shares at the agreed fair price at NT$24.76 per share, and therefore the total consideration is NT$__________. However, if the buy-back procedure is completed after the delivery of cash stock dividend declared in 2007, the undersigned agrees that the fair price will deduct the cash stock dividend per share thereof. The undersigned further request ChipMOS to deduct the remittance expense from the above consideration and then remit the balance to the undersigned's following bank account:

Bank	
Account Name	
Account Number	

Chop Registered with ChipMOS :

Exhibit (a)(2)

EXECUTION COPY

SHARE EXCHANGE AGREEMENT

between

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

and

CHIPMOS TECHNOLOGIES INC.

April 12, 2007

Table of Contents

Page

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement (this "Agreement") is made and entered into as of this 12th day of April, 2007, by and between ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company under the laws of Bermuda ("ChipMOS Bermuda"), and ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China ("ROC") ("ChipMOS Taiwan"). ChipMOS Bermuda and ChipMOS Taiwan are hereinafter collectively referred to as "Parties" and individually a "Party".

WITNESSETH

WHEREAS, ChipMOS Bermuda currently owns approximately 94.2% of the total issued shares of ChipMOS Taiwan;

WHEREAS, ChipMOS Taiwan currently owns treasury stocks amounting to 5% of its total issued shares;

WHEREAS, the Parties intend to conduct a share exchange transaction in accordance with the Corporate Merger and Acquisition Act of the ROC and the terms and conditions set forth herein;

WHEREAS, according to an ROC ruling promulgated by the ROC Ministry of Economic Affairs on 11 February 2004 (Reference No.: San-Tse-09302019010), ChipMOS Bermuda is not required to issue new shares in exchange for its equity interest in ChipMOS Taiwan if a share exchange transaction is consummated between ChipMOS Taiwan and ChipMOS Bermuda;

WHEREAS, in connection with the Share Exchange (as defined below), ChipMOS Bermuda shall issue new shares based on an agreed exchange ratio to all shareholders of ChipMOS Taiwan, other than ChipMOS Bermuda ("ChipMOS Taiwan Shareholders") in exchange for ChipMOS Taiwan Shares (as defined below) as at the Share Exchange Record Date, so that upon the completion of the Share Exchange, ChipMOS Taiwan will become a wholly-owned subsidiary of ChipMOS Bermuda after the cancellation of the treasury stocks at the end of the restriction period pursuant to ROC Company Act and ChipMOS Taiwan Shareholders (except for Dissenting Shareholders, if any) will become shareholders of ChipMOS Bermuda.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1 DEFINITIONS

"**Affiliate**" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such Person. For the purposes of this definition, "control," when used with respect to any particular Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**ChipMOS Taiwan Shares**" means the issued and outstanding shares of ChipMOS Taiwan as stated in Part II of **Schedule A**, other than those shares held by the Dissenting Shareholders that are subject to adjustment made pursuant to Article 4 of this Agreement and held by ChipMOS Bermuda and treasury stocks held by ChipMOS Taiwan.

"**ChipMOS Taiwan Shareholders**" has the meaning ascribed in the Recitals hereto.

"**Closing Date**" shall be the Share Exchange Record Date or such other date as the Parties may agree.

"**Dissenting Shareholders**" mean those shareholders of ChipMOS Taiwan who object to the Share Exchange pursuant to Article 12, Paragraph 1, Sub-paragraph5 of the ROC Corporate Merger and Acquisition Act and Article 187 of the ROC Company Act;

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

"**Exchange Ratio**" means the exchange ratio of New Shares against ChipMOS Taiwan Shares prescribed under Article 3.1;

"**Independent Expert**" means a qualified expert under applicable ROC laws;

"**Independent Expert's Opinion**" means the fair opinion issued by the Independent Expert on the Exchange Ratio and the calculation of the appraisal value for equity of the Parties;

"**Liens**" shall mean any liens, charges, pledges, mortgages, options, encumbrances, adverse claims, security interests or other third party rights (including rights of preemption, purchase rights and voting trusts), restrictions or limitations, in each case of any nature whatsoever, except for the transfer restrictions under the Securities Act or applicable rules and regulations of the United States.

"**Material Adverse Effect**" means any event, fact, circumstance or occurrence that, individually or in the aggregate, results in, or would reasonably be expected to result in, a material adverse change on the business, assets, condition (financial or otherwise), results of operation or prospects of an entity and its subsidiaries, taken as a whole, other than: (A) any change, effect, event or occurrence (i) relating to or resulting from economic or political conditions in general in any country, region or portion thereof, (ii) relating to or resulting from changes in legal or regulatory conditions or interpretations general in any country, region or portion thereof, (iii) relating to the testing and assembly portion of the semiconductor industry, (iv) resulting from any actions taken by ChipMOS Taiwan or any of its Affiliates after the date hereof or (v) resulting from actions taken by ChipMOS Bermuda at the request of ChipMOS Taiwan or any of its Affiliates, or (B) a decrease in the stock price of ChipMOS Bermuda or ThaiLin Semiconductor Corp. as the result of the Share Exchange.

"**New Shares**" means the common shares, par value US$0.01 per share, of ChipMOS Bermuda newly issued in connection with the Share Exchange and as stated in Part I of **Schedule A**;

"**Person**" means any individual, corporation, limited liability company, partnership, firm, joint venture, association, trust, joint stock company, unincorporated organization or other entity.

"Related Party", with respect to any specified Person, means: (i) any Affiliate of such specified Person; (ii) any other Person who serves as a director, executive officer or in a similar capacity of such specified Person; or (iii) any other Person who holds, individually or together with any Affiliate or relative of such other Person, more than 10% of the outstanding equity or ownership interests of such specified Person.

"ROC" means the Republic of China.

"ROC Acts" means the ROC Corporate Merger & Acquisition Act and the ROC Company Act as at the date of this Agreement.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the United States Securities Act of 1933, as amended.

"Share Exchange" means the exchange of New Shares for ChipMOS Taiwan Shares as contemplated by this Agreement and in accordance with the Corporate Merger and Acquisition Act of the ROC, whereby ChipMOS Bermuda will issue New Shares to ChipMOS Taiwan Shareholders in exchange for ChipMOS Taiwan Shares at the agreed Exchange Ratio;

"Share Exchange Record Date" means 1 December 2007 or such other date, which shall be agreed by the Parties after the full satisfaction or waiver of the conditions precedent set out in Article 6.1;

"Subsidiary" shall mean, for the purposes of this Agreement, ChipMOS TECHNOLOGIES (H.K.) Limited.

"Taxes" means all taxes, levies, charges, fees, duties or other similar assessments, including any income, corporation, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, escheat, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any governmental authority whether disputed or not.

"Tax Return" means any return, declaration, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

ARTICLE 2 SHARE EXCHANGE

Subject to the terms and conditions of this Agreement, ChipMOS Bermuda and ChipMOS Taiwan agree that on the Closing Date:

2.1 ChipMOS Bermuda shall acquire all ChipMOS Taiwan Shares in accordance with the provisions of the ROC Acts, so that ChipMOS Taiwan will become a wholly-owned subsidiary of ChipMOS Bermuda, and

2.2 ChipMOS Bermuda shall issue in favour of ChipMOS Taiwan Shareholders (excluding Dissenting Shareholders) the New Shares issued in accordance with the Exchange Ratio as stated in Article 3.1 as the consideration for ChipMOS Bermuda's acquisition of ChipMOS Taiwan Shares and enter the ChipMOS Taiwan Shareholders (excluding Dissenting Shareholders) on the register of members of ChipMOS Bermuda.

2.3 ChipMOS Bermuda shall issue and deliver share certificates to the ChipMOS Taiwan Shareholders who tender their share certificates representing their respective shareholding in ChipMOS Taiwan, to ChipMOS Bermuda or its designees.

ARTICLE 3 CONSIDERATION and EXCHANGE RATIO

3.1 Each Eight point Four (8.4) ChipMOS Taiwan Shares shall be exchangeable for one (1) New Share (the "Exchange Ratio"), rounded downward to the nearest whole New Share (the "Share Exchange Consideration"). The Parties acknowledge and confirm that the Exchange Ratio has been determined with reference to the financial condition and results of operations of each Party as reflected in their respective financial statements as of and for the year ended December 31, 2006 and other factors considered relevant to the Parties.

The Share Exchange Consideration payable by ChipMOS Bermuda to ChipMOS Taiwan Shareholders shall be satisfied in full by the allotment and issuance of the New Shares to ChipMOS Taiwan Shareholders based on the Exchange Ratio as stated in this Article 3.1 together with any cash payable in respect of fractional shares as provided in Article 3.3, in accordance with Article 2.2.

3.2 The Exchange Ratio shall not be adjusted unless any of the following events occurs

(i) cash capital increase, issuance of convertible corporate bonds, issuance of bonus shares, issuance of corporate bonds with warrants, preferred shares with warrants, stock warrants, or other equity-based securities of either Party, excluding any common shares of either Party to be issued as a result of the conversion, exercise or exchange of any securities outstanding as of the date of this Agreement that are convertible into or exercisable or exchangeable for common shares of such Party, including without limitation ChipMOS Bermuda's Share Option Plan of 2001 and Share Option Plan of 2006 (collectively, the "Share Option Plans");

(ii) any disposal of any substantial assets of either Party that may affect its financial condition or business;

(iii) the occurrence of any material disaster or technology changes that may affect shareholders' interests/rights or the price of stock; or

(iv) where it is expressly instructed by the competent governmental authority to adjust the Exchange Ratio in order to obtain the relevant regulatory approvals for the Share Exchange.

From the date of this Agreement until the Closing Date, where it is necessary to adjust the Exchange Ratio pursuant to the terms and conditions hereof and to the extent permissible under the applicable laws, the Parties shall jointly adjust the Exchange Ratio. In such case, corresponding adjustment should be made to the number of the New Shares to be issued by ChipMOS Bermuda for the Share Exchange.

3.3 New Shares shall only be issued in whole share units in connection with the Share Exchange. In lieu of any fractional New Shares that would otherwise be issuable upon application of the Exchange Ratio, each holder of ChipMOS Taiwan Shares will receive a payment in cash from ChipMOS Bermuda at NT$24.76 per ChipMOS Taiwan Share, and the payment shall be rounded up to the nearest whole number in New Taiwan Dollar. The Parties acknowledge and confirm that NT$24.76 per ChipMOS Taiwan Share referred to in the preceding sentence is equal to US$0.75 per ChipMOS Taiwan Share, as converted from U.S. Dollars to New Taiwan Dollars based on the arithmetic mean of the exchange rates between U.S. Dollars and New Taiwan Dollars for thirty business days starting from February 15, 2007 and ending on April 4, 2007.

3.4 Except for the necessity for the adjustments of Exchange Ratio, the shares of ChipMOS Taiwan bought back from the Dissenting Shareholders or cash payments to be made in lieu of any fractional New Shares, on the Share Exchange Record Date, ChipMOS Bermuda shall issue up to 858,847 common shares to the ChipMOS Taiwan Shareholders (based on the ChipMOS Taiwan's registry of shareholders as of the Share Exchange Record Date).

ARTICLE 4 DISSENTING SHAREHOLDERS

4.1 The Parties agree that ChipMOS Taiwan shall buy back all ChipMOS Taiwan's shares held by Dissenting Shareholders at fair value and pursuant to the procedures as provided in Article 12, Paragraph 1, Sub-paragraph 5 of the ROC Corporate Merger and Acquisition Act and Article 187 of the ROC Company Act. All ChipMOS Taiwan's shares bought back by ChipMOS Taiwan from the Dissenting Shareholders shall be cancelled by ChipMOS Taiwan.

4.2 The closing of the Share Exchange shall take place on the Closing Date, and without prejudice of to the generality hereof, notwithstanding the occurrence of any of the following circumstances as of the Closing Date: (i) ChipMOS Taiwan and any Dissenting Shareholder have not reached an agreement on the price of the ChipMOS Taiwan's shares that are requested by the Dissenting Shareholders to be bought back by ChipMOS Taiwan; (ii) any Dissenting Shareholder has applied with the court of the ROC for a determination on such price and the court of the ROC has not granted such decision; or (iii) ChipMOS Taiwan has not completed the procedure for the buyback of the relevant ChipMOS Taiwan's shares from the Dissenting Shareholder.

4.3 In the event that ChipMOS Taiwan has not completed the buyback of any ChipMOS Taiwan shares from any Dissenting Shareholder(s) on or prior to the Share Exchange Record Date, then the ChipMOS Taiwan Shares held by such Dissenting Shareholder(s) shall be exchanged for New Shares on the Share Exchange Record Date in accordance with the terms of this Agreement and a ruling promulgated by the ROC Ministry of Economic Affairs on 17 July 2003 (Reference No.: Gin-San-Tze-09202143760). Thereafter, if ChipMOS Taiwan is required to make payment to one or more Dissenting Shareholder(s) as contemplated in Article 4.1, then ChipMOS Taiwan shall take such action with respect to the New Shares issued to such Dissenting Shareholder(s) in exchange for the ChipMOS Taiwan Shares as ChipMOS Bermuda shall direct.

ARTICLE 5 DIRECTORS AND SUPERVISORS

1. The Parties agree that the incumbent directors and supervisors of ChipMOS Taiwan shall continue their remaining term of office until the end of such term.

2. The Parties agree that the incumbent directors of ChipMOS Bermuda shall continue their remaining term of office until the end of such term.

ARTICLE 6 CONDITIONS PRECEDENT

6.1 The obligations of each of the Parties to complete the Share Exchange are subject to the satisfaction of the following conditions:

6.1.1 ChipMOS Bermuda has increased its authorized share capital, if necessary, to allow for the issuance of the New Shares, and its board of directors has passed a resolution approving the Share Exchange and the issuance of the New Shares pursuant to the terms and conditions of this Agreement and authorizing management on behalf of ChipMOS Bermuda for the execution of this Agreement and any other notices or documents required in connection herewith.

6.1.2 ChipMOS Taiwan's board of directors and shareholders' meeting have passed a resolution approving the Share Exchange pursuant to the terms and conditions of this Agreement and authorizing a specific person to approve any amendment, alteration or modification to this Agreement and related documents, and authorizing the specific person on behalf of ChipMOS Taiwan for the execution of this Agreement and any other notices or documents required in connection herewith.

6.1.3 The Independent Expert of each Party has issued the respective Independent Expert's Opinion, which has been adopted by the board of directors or shareholders' meeting, as applicable, of each Party, confirming that the Exchange Ratio is reasonable.

6.1.4 All competent authorities, including, without limitation, the Investment Commission of the Ministry of Economic Affairs of the ROC, have approved the Share Exchange, and no government authority has issued an injunction, decree or order enjoining, restraining or otherwise prohibiting the Share Exchange.

6.1.5 All consents, if necessary, have been duly received from all creditors and relevant third parties for the Share Exchange.

6.1.6 All representations and warranties made by ChipMOS Taiwan as set forth in Article 7 shall be true and correct in all material respects (except for each of the representations and warranties made by ChipMOS Taiwan that are limited by materiality, which shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as if again made by ChipMOS Taiwan on and as of such date, except to the extent such representations and warranties are made on and as of a specified date, in which event such representations and warranties shall be true and correct in all material respects (except for each of the representations and warranties made by ChipMOS Taiwan that are limited by materiality, which shall be true and correct in all respects) on and as of such specified date, and ChipMOS Taiwan shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

6.1.7 All representations and warranties made by ChipMOS Bermuda as set forth in Article 8 shall be true and correct in all material respects (except for each of the representations and warranties made by ChipMOS Bermuda that are limited by materiality, which shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as if again made by ChipMOS Bermuda on and as of such date, except to the extent such representations and warranties are made on and as of a specified date, in which event such representations and warranties shall be true and correct in all material respects (except for each of the representations and warranties made by ChipMOS Bermuda that are limited by materiality, which shall be true and correct in all respects) on and as of such specified date, and ChipMOS Bermuda shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF CHIPMOS TAIWAN

ChipMOS Taiwan hereby represents and warrants as of the date hereof as follows:

7.1 Organization and Qualification ChipMOS Taiwan is a company duly organized and validly existing under the laws of ROC. ChipMOS Taiwan is duly authorized to conduct business under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of ChipMOS Taiwan to consummate the transactions contemplated herein.

7.2 Authorization; Binding Obligations This Agreement and the transactions contemplated hereby have been duly authorized by all requisite corporate action and proceedings of ChipMOS Taiwan. ChipMOS Taiwan has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by ChipMOS Taiwan, and, assuming due execution and delivery by the other Party hereto, this Agreement constitutes a valid and legally binding obligation of ChipMOS Taiwan, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting creditors' rights generally or by general principles of equity.

7.3 Consents and Approvals No consent, approval, permit or authorization of, license or order of, or registration, declaration, filing with, or notice to, any governmental authority (such consents, approvals, authorizations, licenses, orders, registrations, filings and notices, together with any consents, approvals, actions or notices required to be obtained from any governmental authority, collectively, the "Consents") is required to be obtained, made or given by or with respect to ChipMOS Taiwan in connection with (i) the execution and delivery by ChipMOS Taiwan of this Agreement, (ii) the performance by ChipMOS Taiwan of its obligations under this Agreement or (iii) the consummation by ChipMOS Taiwan of the transactions contemplated by this Agreement; in each case, other than where a lack thereof would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of ChipMOS Taiwan to consummate the transactions contemplated herein.

7.4 Compliance with Other Instruments The execution, delivery and performance by

ChipMOS Taiwan of this Agreement, the compliance by ChipMOS Taiwan with all the provisions hereof and thereof on the part of ChipMOS Taiwan and the consummation of the transactions contemplated hereby on the part of ChipMOS Taiwan will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, the memorandum of association, articles of association, by-laws or other governing documents of ChipMOS Taiwan, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which ChipMOS Taiwan is a party or by which ChipMOS Taiwan is bound or to which any of the property or assets of ChipMOS Taiwan is subject, or (ii) result in any violation of the provisions of the governing documents of ChipMOS Taiwan or any statute or any order, rule or regulation of ROC or any of respective properties or assets; in each case, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of ChipMOS Taiwan to consummate the transactions contemplated herein.

7.5 Title; Ownership Each of respective ChipMOS Taiwan Shareholder owns and holds good and valid title to its ChipMOS Taiwan Shares, free of all Liens, as of the Closing Date. The ChipMOS Taiwan Shares are the property of the respective ChipMOS Taiwan Shareholders and each respective ChipMOS Taiwan Shareholder may transfer its ChipMOS Taiwan Shares to any person or entity without any restrictions whatsoever. Each respective ChipMOS Taiwan Shareholders has voting power with respect to its ChipMOS Taiwan Shares with no limitations or restrictions on such rights. Upon consummation of the transactions contemplated by this Agreement, ChipMOS Bermuda will acquire from the ChipMOS Taiwan Shareholders record and beneficial ownership of the ChipMOS Taiwan Shares, free and clear of all Liens, validly issued, fully paid and non-assessable and free of any preemptive rights.

7.6 Unregistered Securities

ChipMOS Taiwan acknowledges that it has been advised by ChipMOS Bermuda that the New Shares are being issued an exchange offer pursuant to Rule 802 of the Securities Act, and have not been and will not be registered under the Securities Act. ChipMOS Taiwan acknowledges that the share certificates evidencing the New Shares shall bear the following legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, AND ACCORDINGLY NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT AND ANY SUCH LAWS APPLICABLE THERETO AND THE RULES AND REGULATIONS THEREUNDER.

ARTICLE 8 REPRESENTATIONS AND WARRANTIES OF CHIPMOS BERMUDA

ChipMOS Bermuda hereby represents and warrants as of the date hereof (except as otherwise stated) as follows:

8.1 Organization, Good Standing and Qualification; Subsidiary ChipMOS Bermuda is a company duly organized, validly existing and in good standing under the laws of

Bermuda. The Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. ChipMOS Bermuda and the Subsidiary have all requisite corporate power and authority to own and operate their respective properties and assets and to carry on their respective businesses as presently conducted. All such organizational documents of ChipMOS Bermuda and the Subsidiary are in full force and effect and neither ChipMOS Bermuda nor the Subsidiary is in violation of its organizational documents, except where such violation of organizational documents would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

8.2 Capitalization; Valid Issuance

(a) All of the outstanding shares of capital stock of ChipMOS Bermuda have been duly authorized and validly issued and are fully paid and non-assessable, and all of the outstanding shares of capital stock of the Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are owned by ChipMOS Bermuda, free and clear of all Liens. As of March 31, 2007, there were (i) authorized share capital consisting of 250 million Common Shares par value US$ 0.01 per share and 75 million preferred shares and (ii) issued and outstanding 82,802,463 shares of Common Shares. Except for options granted under Share Option Plans, ChipMOS Bermuda's 1.75% Convertible Senior Notes of ChipMOS Bermuda due 2009 (the "2009 Convertible Senior Notes") and ChipMOS Bermuda's 3.375% Convertible Senior Notes due 2011 (the "2011 Convertible Senior Notes"), there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require ChipMOS Bermuda to issue, sell, or otherwise cause to become outstanding any voting securities of ChipMOS Bermuda or the Subsidiary.

(b) Upon consummation of the transactions contemplated by this Agreement, the ChipMOS Taiwan Shareholders will become the registered holders of the New Shares, free and clear of all Liens. The New Shares will be duly authorized by all necessary corporate action on the part of ChipMOS Bermuda pursuant to the terms of this Agreement. When so issued pursuant to the terms of this Agreement, The New Shares will be validly issued, fully paid and non-assessable and free of any preemptive rights.

8.3 Authorization; Binding Obligations This Agreement and the transactions contemplated hereby have been duly authorized by all requisite corporate action of ChipMOS Bermuda. ChipMOS Bermuda has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by ChipMOS Bermuda, and, assuming due execution and delivery by the other Party thereto, this Agreement constitutes a valid and legally binding obligation of ChipMOS Bermuda, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting creditors' rights generally or by general principles of equity.

8.4 Consents and Approvals Except for foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs, no Consent is required to be obtained, made or given by or with respect to ChipMOS Bermuda in connection with (i) the execution and delivery by ChipMOS Bermuda of this Agreement, (ii) the performance by ChipMOS Bermuda of its obligations under this Agreement or (iii) the consummation by ChipMOS Bermuda of the transactions contemplated by this Agreement; in each case, other than where a lack thereof would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on ChipMOS Bermuda's ability to consummate the transactions contemplated herein.

8.5 Compliance with Other Instruments The execution, delivery and performance of this Agreement by ChipMOS Bermuda with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby will not conflict with or result in (i) any violation of the provisions of the Memorandum of Association or By-laws of ChipMOS Bermuda or any of the governing documents of the Subsidiary or any statute or any order, rule or regulation of any governmental authority having jurisdiction over ChipMOS Bermuda or the Subsidiary or any of their properties or assets, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not be reasonably expected to have, a Material Adverse Effect, (ii) any breach, default, termination, triggering of the put or call options, acceleration or redemption rights or other similar rights under the 2009 Convertible Senior Notes or 2011 Convertible Senior Notes, or (iii) any breach or violation of any of the terms or provisions of, or constitute a default under, any material contract to which ChipMOS Bermuda or the Subsidiary is a party or by which ChipMOS Bermuda or the Subsidiary is bound or to which any of the property or assets of ChipMOS Bermuda or the Subsidiary is subject, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not be reasonably expected to have, a Material Adverse Effect.

8.6 SEC Documents; Other Reports; Internal Controls

(a) ChipMOS Bermuda has timely filed all of the reports, schedules, registration statements and other documents, together with amendments thereto, required to be filed with the SEC since June 19, 2001 (the "ChipMOS Bermuda Reports"), except where a failure to do so would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All ChipMOS Bermuda Reports filed to date comply in all material respects with applicable law and regulation. No executive officer of ChipMOS Bermuda has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and, to ChipMOS Bermuda's knowledge, no enforcement action (including formal or informal investigation or inquiry) has been initiated against ChipMOS Bermuda by the SEC relating to disclosures contained in any ChipMOS Bermuda Reports.

(b) ChipMOS Bermuda and the Subsidiary have timely filed all reports, registrations, applications, statements and other filings with relevant governmental authorities, except where the failure of to make such filings would not have or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. To ChipMOS Bermuda's knowledge, except for normal examinations conducted by a governmental authority in the regular course of the business of ChipMOS Bermuda and the Subsidiary, no governmental authority has initiated any proceeding or, threatened an investigation into the business or operations of ChipMOS Bermuda or the Subsidiary which has not been resolved to date.

(c) ChipMOS Bermuda maintains a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted principles as applied by ChipMOS Bermuda, except where the lack of such system would not have or reasonably be expected to have a Material Adverse Effect. ChipMOS Bermuda's certifying officers have evaluated the effectiveness of ChipMOS Bermuda's controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act) as of the end of the period covered by ChipMOS Bermuda's Annual Report for the year ended December 31, 2005 on Form 20-F (such date, the "Evaluation Date"). ChipMOS Bermuda presented in its Annual Report for the year ended December 31, 2005 on form 20-F the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date. ChipMOS Bermuda is in compliance with the provisions of Section 404 of the Sarbanes-Oxley Act effective and applicable to ChipMOS Bermuda as of the date hereof, except where such non-compliance would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as disclosed in ChipMOS Bermuda Reports filed prior to the date hereof, since June 19, 2001, (i) to the knowledge of ChipMOS Bermuda, neither ChipMOS Bermuda nor the Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the internal accounting controls of ChipMOS Bermuda or the Subsidiary, and (ii) no attorney representing ChipMOS Bermuda or the Subsidiary, whether or not employed by ChipMOS Bermuda or its Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by ChipMOS Bermuda or any of its officers, directors, employees or agents to ChipMOS Bermuda's board of directors or any committee thereof or to any director or officer of ChipMOS Bermuda.

8.7 Financial Statements The audited consolidated balance sheets and audited consolidated statements of income and cash flows of ChipMOS Bermuda as at December 31, 2005 and for the three years ended December 31, 2005 including in each case any related notes and schedules thereto, included in ChipMOS Bermuda Reports filed on or prior to the date hereof complied, and the financial statements of ChipMOS Bermuda, including any related notes and schedules thereto, included in any ChipMOS Bermuda Reports filed after the date hereof but prior to the Closing Date will comply, as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and ChipMOS Bermuda Reports have been or will be prior to the Closing Date, as the case may be, prepared in accordance with ROC GAAP as reconciled to US GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present the consolidated financial position of ChipMOS Bermuda and its consolidated companies and the consolidated results of operations, changes in stockholders' equity and cash flows of such companies as of the dates and for the periods shown. The books and records of ChipMOS Bermuda and its consolidated companies have been, and are being, maintained in all material respects in accordance with ROC GAAP as reconciled to US GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. The consolidated financial statements of ChipMOS Bermuda for the year ended December 31, 2006 is hereinafter referred to as the "2006 Financial Statements".

8.8 No Undisclosed Liabilities.

Neither ChipMOS Bermuda nor the Subsidiary has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations that would not reasonably be expected to have a Material Adverse Effect, or disclosed or provided (i) in the 2006 Financial Statements and the notes thereto, (ii) in ChipMOS Bermuda Reports filed prior to the date hereof or (iii) in documents publicly available prior to the date hereof.

8.9 Absence of Certain Changes or Events Except as disclosed in ChipMOS Bermuda Reports filed and publicly available prior to the date hereof or in the 2006 Financial Statements and the notes thereto, since December 31,2006, the businesses of ChipMOS Bermuda and the Subsidiary have been conducted in all material respects in the ordinary course of business consistent with past practice, and there has not been any change, development, event, condition, occurrence or effect that individually or in the aggregate has had a Material Adverse Effect.

8.10 Contracts Except as disclosed in ChipMOS Bermuda Reports filed prior to the date hereof or in the 2006 Financial Statements and the notes thereto, neither ChipMOS Bermuda nor the Subsidiary is a party to or is bound by any material contract relating to (i) the borrowing of money, guarantees, or security agreements, (ii) the purchase, sale, transfer, assignment or other disposition of assets or liabilities of ChipMOS Bermuda or the Subsidiary or (iii) pursuant to which ChipMOS Bermuda or the Subsidiary has agreed to grant or has granted an option or similar right to another Person affecting any material asset of ChipMOS Bermuda or its Subsidiary; which in each case, would have individually or in the aggregate, a Material Adverse Effect. Neither ChipMOS Bermuda nor the Subsidiary is in material breach or default, or has received written notice of a claimed material breach or default, under any of its material contracts and, to ChipMOS Bermuda's knowledge, there does not exist under any of the material contracts any event which, with the giving of notice or lapse of time or both, would constitute a material breach or default by ChipMOS Bermuda or the Subsidiary and would have, individually or in the aggregate, a Material Adverse Effect.

8.11 Litigation Except as disclosed in ChipMOS Bermuda Reports filed prior to the date hereof or in the 2006 Financial Statements and the notes thereto, there are no actions pending to which ChipMOS Bermuda or the Subsidiary is a party or of which any property or assets of ChipMOS Bermuda or the Subsidiary is the subject which, if determined adversely to ChipMOS Bermuda or its Subsidiary, would have a Material Adverse Effect; and to ChipMOS Bermuda's knowledge, no such actions are threatened or contemplated by governmental authorities or threatened by others.

8.12 Permits Except as otherwise disclosed in ChipMOS Bermuda Reports or in the 2006 Financial Statements and the notes thereto, each of ChipMOS Bermuda and the Subsidiary has such certificates, authorizations, licenses, concessions, approvals, orders or permits issued by the appropriate regulatory agencies or bodies necessary to own, lease or license, as the case may be, and to operate their properties and to conduct the businesses now conducted by ChipMOS Bermuda and the Subsidiary, except to the extent that the failure to have any such certificate, authorization, license, concession, approval, order to permit would not have a Material Adverse Effect.

8.13 Tax Matters Except as would not reasonably be expected to have a Material Adverse Effect, (i) ChipMOS Bermuda and the Subsidiary have duly prepared and timely filed all Tax Returns that are required to be filed by each of them and have paid or made provision for the payment of all Taxes with respect to the periods covered by such Tax Returns (whether or not such amounts are shown as due on any tax return); (ii) all Taxes required to have been withheld, collected or deposited by ChipMOS Bermuda or the Subsidiary have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant taxing authority; (iii) no deficiency assessment with respect to a proposed adjustment of ChipMOS Bermuda's or the Subsidiary's Taxes is pending or, to the best of ChipMOS Bermuda's knowledge, threatened; (iv) neither ChipMOS Bermuda nor the Subsidiary has entered into any agreement with any governmental authority; (v) to ChipMOS Bermuda's knowledge, there are no Liens relating to Taxes, whether imposed by any Governmental Authority or other taxing authority, outstanding against the assets, properties or business of ChipMOS Bermuda or the Subsidiary; (vi) neither ChipMOS Bermuda nor the Subsidiary has any liability for Taxes of any third party as a taxpayer, transferee, responsible party or successor by law, contract or otherwise; and (vii) neither ChipMOS Bermuda nor the Subsidiary is a party to any Tax sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

8.14 Property ChipMOS Bermuda and the Subsidiary have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all Liens, except such Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by ChipMOS Bermuda and the Subsidiary. All real property and other assets held under lease by ChipMOS Bermuda and the Subsidiary are held by them under valid, subsisting and enforceable leases, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by ChipMOS Bermuda and the Subsidiary.

8.15 Intellectual Property Except as disclosed in ChipMOS Bermuda Reports filed prior to the date hereof or in the 2006 Financial Statements and the notes thereto, ChipMOS Bermuda and the Subsidiary own or possess the legal rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights and licenses owned by or licensed to ChipMOS Bermuda or Subsidiary, as the case may be, and to ChipMOS Bermuda's knowledge, have not received any notice of any claim of conflict with, any such rights of others, which notice or claim remains in dispute and which would have a Material Adverse Effect.

8.16 Insurance Except as would not reasonably be expected to have a Material Adverse Effect, ChipMOS Bermuda and the Subsidiary carry, or are covered by, insurance in such amounts and covering such risks as is prudent and customary for companies of similar size engaged in similar businesses in similar industries and whose operations are primarily located in the same jurisdiction, and all such insurance contracts of ChipMOS Bermuda or the Subsidiary are in full force and effect.

8.17 Compliance with Laws Each of ChipMOS Bermuda and the Subsidiary is in compliance with all laws applicable to it or any of its properties, assets, operations or business, provided that where a violation thereof would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither ChipMOS Bermuda nor any of its Subsidiary, nor any director, officer, agent, employee or other person associated with or acting on behalf of ChipMOS Bermuda or any of its Subsidiary, has violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977. Neither ChipMOS Bermuda nor any of its Affiliates has taken, nor will they take, directly or indirectly, any action designed to or which has constituted or which might be reasonably expected to cause or result in the stabilization or manipulation of the price of the outstanding common shares of ChipMOS Bermuda to facilitate the sale or resale of such securities in violation of the Securities Act.

8.18 Transactions with Affiliates Other than the transactions contemplated hereby, there is not and has not been any transaction, direct or indirect, between or among ChipMOS Bermuda or its Subsidiary, Affiliates or Related Parties, on the one hand, and the directors, officers or shareholders of ChipMOS Bermuda, on the other hand, which has not been disclosed in ChipMOS Bermuda Reports filed prior to the date hereof or in the 2006 Financial statements and the notes there to and, individually or in the aggregate, would have or be expected to have, individually or in the aggregate, a Material Adverse Effect.

8.19 Employees; Labor Matters Each of ChipMOS Bermuda and the Subsidiary has complied and is in compliance, with all applicable laws relating to employees and employment practices, terms and conditions of employment, employee relations, wages and hours, civil rights and equal employment opportunities; except where any such non-compliance, breaches or violations thereof, individually or in the aggregate, would not have a Material Adverse Effect; and ChipMOS Bermuda (i) has performed in all material respects all obligations required to be performed by it under any of its benefit plans (including the making when due of all contributions required by applicable law or by any agreement to which ChipMOS Bermuda is a party), (ii) is not in default under or in violation of any such benefit plan and (iii) is in compliance with the requirements prescribed by statutes, orders or governmental rules or regulations applicable to such benefit plans, except, in each case, for any such non-performance, violations or defaults thereof, which, individually or in the aggregate, would not have a Material Adverse Effect. No labor disturbance by the employees of ChipMOS Bermuda exists or, to the knowledge of ChipMOS Bermuda, is imminent, which would have a Material Adverse Effect.

8.20 Environmental Matters ChipMOS Bermuda and the Subsidiary are, and at all times have been, in compliance with all applicable environmental laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither ChipMOS Bermuda nor the Subsidiary has received any written or, to ChipMOS Bermuda's knowledge, oral environmental claim, and, to ChipMOS Bermuda's knowledge, there is no threatened environmental claim. Neither ChipMOS Bermuda nor the Subsidiary has assumed, contractually or by operation of law, any liabilities under any environmental laws, except, in each case, as would not have, individually or in the aggregate, a Material Adverse Effect.

8.21 Company Information The documents filed by ChipMOS Bermuda or the Subsidiary with SEC or any governmental authority in connection with this Agreement or the transactions contemplated hereby will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that ChipMOS Bermuda makes no representation or warranty with respect to any information supplied by ChipMOS Taiwan in writing specifically for inclusion therein.

8.22 No Other Representations and Warranties Except for the representations and warranties contained in this Article 8, neither ChipMOS Bermuda nor any other Person makes any other express or implied representation or warranty on behalf of or with respect to ChipMOS Bermuda, and ChipMOS Bermuda hereby disclaims any such representation or warranty, whether by ChipMOS Bermuda or any other Person, with respect to the execution and delivery of this Agreement, the consummation of the transactions contemplated in this Agreement or ChipMOS Bermuda, notwithstanding the delivery or disclosure to ChipMOS Taiwan or any other Person of any documentation or other information by ChipMOS Bermuda or any other Person with respect to any one or more of the foregoing.

ARTICLE 9 COVENANTS

9.1 Unless ChipMOS Taiwan otherwise agrees in writing, ChipMOS Bermuda undertakes that from the date of this Agreement to the Share Exchange Record Date, it shall:

(i) maintain its corporate existence and conduct its business in a proper and efficient manner and in compliance with all laws, regulations, authorizations, agreements and obligations applicable to it and pay all taxes imposed on it when due and procure that its Subsidiary maintains its corporate existence and conducts its business in a proper and efficient manner; and

(ii) not materially change the nature or scope of the business of ChipMOS Bermuda and that of its Subsidiary

9.2 Unless ChipMOS Bermuda otherwise agrees in writing, ChipMOS Taiwan undertakes that from the date of this Agreement to the Share Exchange Record Date, it shall:

(i) maintain its corporate existence and conduct its business in a proper and efficient manner and in compliance with all laws, regulations, authorizations, agreements and obligations applicable to it and pays all taxes imposed on it when due and procure that each of its subsidiaries maintains its corporate existence and conducts its business in a proper and efficient manner;

(ii) not materially change the nature or scope of the business of ChipMOS Taiwan and that of its subsidiaries; and

9.3 From the date hereof and until the Closing Date, each of ChipMOS Bermuda and ChipMOS Taiwan shall, with respect to the conditions set forth in Rule 802 under the Securities Act:

(i) (a) permit U.S. holders (as defined in Rule 801 under the Securities Act) to participate in the Share Exchange on terms at least as favorable as those offered any other ChipMOS Taiwan Shareholders, (b) if ChipMOS Bermuda publishes or otherwise disseminates an informational document to the shareholders of ChipMOS Taiwan in connection with the Share Exchange, disseminate that informational document, including any amendment thereto, in English, on at least a comparable basis to that provided to the shareholders of ChipMOS Taiwan in the ROC, (c) furnish the information document published or otherwise disseminated to the shareholders of ChipMOS Taiwan, including amendment, in English, to the SEC on Form CB by the first business day after publication or dissemination, (d) file a Form F-X with the SEC at the same time as the submission of Form CB to appoint an agent for service in the United States and (e) if ChipMOS Bermuda disseminates information regarding the Share Exchange by publication in Bermuda, publish the information in the United States in a manner reasonably circulated to inform U.S. holders of the Share Exchange.

(ii) include the following legend on the cover page or other prominent portion of any information document ChipMOS Bermuda publishes or disseminates to U.S. holders:

> The share exchange transaction is made for the securities of ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and is subject to disclosure requirements of the Republic of China that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with accounting standards generally accepted in the Republic of China that may not be comparable to the financial statements of United States companies.
>
> It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since ChipMOS TECHNOLOGIES (Bermuda) LTD. is located in Bermuda, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a Bermuda company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a Bermuda company and its affiliates to subject themselves to a United States court's judgment.
>
> You should be aware that ChipMOS TECHNOLOGIES (Bermuda) LTD. may purchase the securities other than under the share exchange transaction, such as in open market or privately negotiated purchases.

9.4 ChipMOS Taiwan undertakes not to transfer any of its currently held treasury stocks to any employees or third party and shall cancel all of its treasury stocks held as of the date hereof within 3 years, to the extent permissible under the applicable ROC laws.

ARTICLE 10 TERMINATION

10.1 This Agreement may be terminated at any time prior to the Share Exchange Record Date in any of the following events:

(i) by mutual written consent of the Parties;

(ii) by either Party, with a written notice to the other Party upon the occurrence of any of the following events:

(a) if any government authorities shall have issued an injunction, decree or order enjoining, restraining or otherwise prohibiting the Share

Exchange;

(b) if the other Party voluntarily files or is subject to a filing of a petition for bankruptcy, dissolution or liquidation or reorganization, or a decree or order by a court adjudging that Party insolvent or approving a petition seeking its reorganization or the appointment of a receiver, liquidator or trustee, or the start of its bankruptcy or liquidation proceeding; or

(c) if the other Party breaches any obligation, undertaking, representation or warranty under this Agreement, and such breach has not been cured within thirty (30) days upon receipt of a written notice from the non-breaching Party.

10.2 Each Party agrees to indemnify and hold harmless the other Party from and against all losses, expenses and damages (including, without limitation, attorneys' fees) suffered or incurred by the other Party as a result of any breach of representation, warranty or covenants of that Party under this Agreement.

ARTICLE 11 MISCELLANEOUS

11.1 This Agreement shall be governed by and construed in accordance with the laws of the ROC.

11.2 The Parties shall in good faith try to resolve any dispute, controversy or claim arising out of or relating to this Agreement (a "**Dispute**") promptly by amicable negotiation between their officers or representatives who have authority to settle the Dispute.

If the Dispute cannot be resolved within sixty (60) days after either Party serves a notice of Dispute, such Dispute shall finally be settled by the ROC Arbitration Association and pursuant to the Arbitration Act of the ROC by a panel of three arbitrators. Each Party is entitled to appoint one arbitrator and these two arbitrators so appointed shall jointly appoint the third arbitrator who shall act as the chair of the panel. Unless otherwise agreed to by the Parties, the arbitration shall be held in Taipei and in Chinese. The arbitral award shall be final and binding on the Parties.

11.3 If any part of this Agreement is found or held to be void or voidable or unenforceable for violation of or conflict with any laws or regulations, the validity and enforceability of the remainder of this Agreement shall not be affected. ChipMOS Bermuda and ChipMOS Taiwan shall amend the void or voidable part of this Agreement promptly; provided, that such amendment shall retain, to the extent permissible by law, the intent expressed by the Parties hereunder.

11.4 Any notices and other communications required to be given pursuant to this Agreement shall be in writing and addressed at the following addresses or other addresses as are notified by either Party to the other Party in the same way:

If to ChipMOS Bermuda:

ChipMOS TECHNOLOGIES (Bermuda) LTD.,
Attention: Chief Executive Officer
Address: 11F, No 3, Lane 91, Dongmei Rd., Hsinchu, Taiwan, R.O.C.

If to ChipMOS Taiwan:

ChipMOS TECHNOLOGIES INC.
Attention: Chairman of the Board
Address: No. 1, R&D Rd. 1, Science Park, Hsinchu, Taiwan, R.O.C.

11.5 Neither Party may assign or transfer any of its rights, benefits and obligations under this Agreement without the prior written consent of the other Party.

11.6 Except for Article 9.4, all agreements, representations and warranties made in this Agreement shall survive one (1) year from the date hereof and inure to the benefit of the successors of the Parties.

11.7 The time and content of any public announcement or press releases pertaining to the Share Exchange under this Agreement shall be discussed and agreed to by the Parties.

11.8 This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

11.9 This Agreement shall be executed in the English and Chinese versions. (i.e., this Agreement shall be executed in two (2) counterparts for each version, each of which shall be held by each Party). In the event of inconsistency between the English version and the Chinese version, the Chinese version shall prevail and govern.

[End of Text]

IN WITNESS WHEREOF, the parties have executed this Agreement or cause this Agreement to be executed by their respectively authorized representatives as of the day and year first above written.

CHIPMOS TECHNOLOGIES (Bermuda) LTD.



Name: S. J. Cheng
Title: Chief Executive Officer

ChipMOS TECHNOLOGIES INC.



Name: R. B. Tsai

SCHEDULE A

PART I

New Shares

Class of shares	:	common shares, par value US$0.01 per share
Number of shares	:	up to 858,847 shares

PART II

ChipMOS Taiwan Shares

Class of shares	:	common shares, par value NT$10 per share
Number of shares	:	up to 7,214,316 shares

Independent Expert Opinion on Justification of Share Swap Ratio between ChipMOS TECHNOLOGIES (Bermuda) LTD and ChipMOS TECHNOLOGIES INC.

I. Introduction

ChipMOS TECHNOLOGIES (Bermuda) LTD (hereinafter ChipMOS Bermuda) is listed on the NASDAQ Stock Exchange (NASDAQ: IMOS). ChipMOS TECHNOLOGIES INC. (hereinafter ChipMOS) is a Taiwan-based company specializing in IC packaging and testing, primarily for high-density high-end memory products and liquid crystal display drive IC. Currently, ChipMOS is a subsidiary 99.14% owned by ChipMOS Bermuda.

In order to consolidate resource and share structure within the group, while in pursuit of future business expansion as well as reducing operational costs, the two companies have agreed to make ChipMOS a fully-owned subsidiary of ChipMOS Bermuda through issuance of new ChipMOS Bermuda shares in accordance with Article 29 of Taiwan's Merger & Acquisition Act.

The present Independent Expert Opinion was commissioned by ChipMOS to provide justification of the proposed share swap ratio. However, this Opinion is prepared solely for the reference of ChipMOS's Board of Directors and Shareholders' Meeting only.

II. Basic Financial data of the two companies

Because all revenue and relevant profit of ChipMOS Bermuda come from its subsidiary, the data cited here are drawn from the two companies' 2006 CPA-audited consolidated financial reports.

Table 1: Summary of the two companies' consolidated financial reports

Units: NTD thousands, thousand shares, NTD/share

Year / Item	2006		2005	
	ChipMOS Bermuda	ChipMOS	ChipMOS Bermuda	ChipMOS
Total Assets	46,011,865	38,635,027	31,758,030	28,094,559
Total Liabilities	23,126,998	17,324,753	12,666,069	10,144,596
Consolidated Shareholders' Equity	22,884,867	21,310,274	19,091,961	17,949,963
Minority Interests	8,756,318	3,482,966	7,878,123	3,494,210
Total Number of Shares Issued	70,196	893,442	67,762	893,442
Net Sales	20,375,187	19,824,561	15,213,981	14,756,523
Net Earnings (Note 1)	2,121,342	4,138,270	928,203	2,108,036
Book Value Per Share (Note2)	201.27	20.09	165.49	16.18
Basic Net Earning Per Share	30.84	4.67	13.74	2.38

Sources: Consociated Financial Report Audited by CPA

Note 1: "Net Earning" refers to the part of consolidated total loss/profit that can be attributed to part of shareholders of the parent company.

Note 2: Book value per share = (consolidated shareholders equity - minority interests + book cost of treasury shares) / total number of shares issued

III. Valuation Methods

There are a number of methods to valuate a company's stock, such as:

1. Cash flow discount method – taking the cash flow to be generated in future operation of the target company, then liquidate into current value at a chosen cash discount rate, or
2. Financial analysis method – valuation based on the analysis of a company's financial performance, such as the Price Earning Ratio (PER), Price Book Ratio (PBR) or other ratios commonly used in financial analysis.

Of these two methods, the cash flow discount method is covered thoroughly in academic discussions. However, in practice, it entails a high level of uncertainty due to the numerous assumptions involved to project a company's future cash flow. Therefore, in the present Opinion, four methods are adopted to assess ChipMOS's value per share – (1) book value per share, (2a) market benchmark model – Price Earning Ratio (PER) method, (2b) market benchmark model – price book ratio (PBR) method, and (3) historical transaction reference price method. Historical transaction reference price (hereinafter HTRP) is the reference price for share acquisition and subscription in the contract signed by Siliconware Precision Industries Co., Ltd. (SPIL) with ChipMOS Bermuda and ChipMOS on February 13, 2007.

Meanwhile, reference level of value per share of the NASDAQ-listed ChipMOS Bermuda can be established from its NASDAQ market price and HTRPs.

From consideration of key factors such as the above reference prices, each company's operational performance, future development prospect, profitability and liquidity of shares, a consensus on share-swap ratio can be reached.

IV. Valuation of ChipMOS

Here we try to valuate ChipMOS based on the methods:

1. Book value per share: based on ChipMOS's 2006 CPA-audited consolidated financial report, the company's book value per share is NTD 20.09.
2. Market benchmark model –
   a PER method: as ChipMOS is not publicly listed, we sample the earning per share and PER from a number of players in the same industry, to arrive at a NT$43.99 value per share for ChipMOS.

Table 2: ChipMOS's value per share based on the Market benchmark model – PER method

Item	ChipMOS
2006 Earning per Share (NTD)	4.67
PE Ratio	9.42(Note)
Past 30-day Average Price (NTD)	43.99

Source: Taiwan Stock Exchange, Market Observation Post System Website http://newmops.tse.com.tw

Note: ChipMOS is not publicly listed. Its PER and past 30-day average price are estimated from sampling the corresponding numbers of four listed testing and packing companies – King Yuan Electronics, PowerTech Technology, SPIL and GREATEK ELECTRONTCS INC (GTK). Also, there was a 20% discount on PER of the un-listed ChipMOS.

Table 3: Market benchmark for ChipMOS's PER

Sampled Companies	King Yuan	Power-Tech	SPIL	GTK
Past 30-day Average PE Ratio (2007.02.13~2007.04.04)	10.53	14.05	12.81	9.70
Average Value	11.77			
Average after 20% Liquidity Discount	9.42			

Source: Taiwan Stock Exchange

b PBR method: we take ChipMOS's 2006 net value per share, and take PBRs from a number of players in the same industry, to arrive at a NT$48.22 value per share for ChipMOS.

Table 4: ChipMOS's value per share based on market benchmark model – PBR method

Item	ChipMOS
2006 Book Value per Share (NTD)	20.09
PB Ratio	2.40(Note)
Past 30-day Average Price (NTD)	48.22

Source: NASDAQ, Taiwan Stock Exchange, Market Observation Post System Website http://newmops.tse.com.tw

Note: PBR of the unlisted ChipMOS is based on PBRs sampled from four listed players in the same industry. Moreover, there is a 20% liquidity discount on PBR of the unlisted ChipMOS.

Table 5: PBR sampled from other players in the same industry

Sampled Companies	King Yuan	Power-Tech	SPIL	GTK
Past 30-day PB Ratio (2007.02.13~2007.04.04)	1.38	5.00	3.01	2.62
Average Value	3.00			
Average after 20% Liquidity Discount	2.40			

Source: Taiwan Stock Exchange

3. Historical transaction reference price (HTRP) method –

On February 13, 2007, Siliconware Precision Industries Co., LTD. (SPIL) signed a share acquisition and subscription agreement with ChipMOS Bermuda and ChipMOS. Under the agreement, ChipMOS Bermuda and ChipMOS would respectively buy or buy back at US$0.75 all the ChipMOS shares that SPIL had in possession, and the total amount was US$191,147,464. Meanwhile, ChipMOS Bermuda issued 12,174,998 new shares at US$6.28 for SPIL to subscribe through private equity channel.

V. Valuation of ChipMOS Bermuda

In addition to the private equity price of US$6.28 at which SPIL subscribed, there is also NASDAQ market price on record for ChipMOS Bermuda's shares. For the sampling period from 2007.02.22~2007.04.04, ChipMOS Bermuda's average share price was US$7.27, translating into NT$240.00 based on an average exchange rate of US$1 = NT$33.013 (over the period 2007.02.15~2007.04.04).

VI. Summary of share-swap ratio range

Unit: NTD/Share

<table>
<tr><th rowspan="2">Valuation Models</th><th rowspan="2">ChipMOS Share Price</th><th colspan="2">Range of Share Swap Ratio</th></tr>
<tr><th>ChipMOS Bermuda Share Market Price</th><th>(ChipMOS Bermuda : ChipMOS)</th></tr>
<tr><td>(1) Book Value per Share</td><td>20.09</td><td rowspan="5">240</td><td>1:11.95</td></tr>
<tr><td>(2) Market Benchmark Models[Note]</td><td></td><td></td></tr>
<tr><td>(a) PE Method</td><td>43.99</td><td>—</td></tr>
<tr><td>(b) PB Method</td><td>48.22</td><td>—</td></tr>
<tr><td>Average Value Between (a) and (b)</td><td>46.11</td><td>1:5.20</td></tr>
<tr><td>(3) Historical Transaction Reference Price</td><td>0.75USD</td><td>6.28USD</td><td>1:8.37</td></tr>
<tr><td>Average Share-Swap Ratio ((1)+(2)[(Note)]+(3))/3</td><td></td><td colspan="2">1:8.51</td></tr>
<tr><td>Other Key Factors</td><td colspan="3">Overall Consideration :
1.Prospect of future business expansion
2.Benefit from reduced operational cost
3.Liquidity of ChipMOS Share
4.Other crucial consideration</td></tr>
<tr><td>Share-Swap Ratio Agree upon by Two Boards of Directors</td><td colspan="3">ChipMOS Bermuda: ChipMOS
1:8.4</td></tr>
</table>

Note: When calculating the average share-swap ratio, we adopt the market benchmark value of ChipMOS share as the average between those obtained respectively (a) by PER method and (b) by PBR method.

Footnote: It so happened that Lunar New Year fell on February of 2007. The 30-business-day period for ChipMOS Bermuda's average share price is different from the exchange rate reference period in the Registry of Taiwan's Central Bank. In addition, Taiwan's stock market closed for Lunar New Year starting February 15, yet the foreign exchange market was still trading up to February 16. Therefore, the 30-business-day period used for the industry's average share price is somewhat different from the period used for average currency exchange rate.

After deliberation with three models – (1) Book value per share, (2) Market Benchmark (including PER and PBR) and (3) HTRP -- it is concluded that, the share-swap ratio between ChipMOS Bermuda's new share versus ChipMOS share has a possible range of 5.20~11.95. Taking the average of the three models, each new share of ChipMOS Bermuda can exchange for 8.51 shares of ChipMOS stock.

The two parties agreed to swap 8.4 ChipMOS shares for one share of ChipMOS Bermuda stock. This share swap ratio is the result of thorough examination and is close to the above average number. It is concluded that the relative valuation of these two companies has been reasonably reflected by such a ratio.

Taiwan Securities Co., Ltd.

Chairman: Wu, Kwang-Hsiung

Date: April 10, 2007

This Independent Expert Opinion is written in the Chinese language. In case of any discrepancy between the Chinese version and English translation thereof, the Chinese text shall govern.

END